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July 29, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya K. Aldave and Susan Block

Re:	AGBA Acquisition Limited
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
Filed June 24, 2022
File No. 001-38909

Dear Ms. Adlave and Ms. Block:

On behalf of our client, AGBA Acquisition Limited, a British Virgin Islands company (“AGBA” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on June 24, 2022 (the “Preliminary Proxy Statement”) contained in the Staff’s letter dated July 21, 2022 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 4 to the Preliminary Proxy Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Preliminary Proxy Statement on Schedule 14A

General

1.

We note your response to our prior comment 7 and reissue in part. In your response letter you state that you are not required to register securities to be issued in the merger because they will be issued to TAG and fall under the Section 4(a)(2) exemption. However, in some sections of the proxy statement you continue to state that effectiveness of a resale registration statement to TAG shareholders is a condition to completion of the merger. Refer to your disclosure on pages ii and 19. Please explain to us why the resale registration statement is a condition to completion of the merger.

Response: The Company confirms with the Staff that it is a closing condition under Section 9.1 of the Business Combination Agreement that a registration statement on Form S-1 registering for resale of 55,500,000 shares to be issued in connection with the Business Combination (the “Aggregate Stock Consideration”) must be filed with, and declared effective by, the SEC. The Company has disclosed this closing condition in multiple places in the Amendment, including the Letter to the Shareholders, the Q&A and Summary sections. A complete copy of the Business Combination Agreement was filed as an Annex A to the proxy statement in the Amendment.

Please tell us when you plan to file this registration statement in relation to the timing of the closing of the merger, and disclose the timing of when the registration statement needs to be declared effective for you comply with the conditions to the merger agreement.

Response: On July 14, 2021, the Company made an initial filing of the S-1 registration statement registering for resale of the Aggregate Stock Consideration. The Company plans to seek effectiveness of the S-1 resale registration statement contemporaneously with the closing of the Business Combination in order to comply with Section 9.1 of the Business Combination Agreement.

The Company plans to amend the registration statement to also register for resale of 555,000 shares of the Post-Combination Company to be issued to Apex Twinkle Limited, the financial advisor to the Business Combination (the “Advisory Shares”) pursuant to that certain Referral Agreement between TAG Holdings Limited (f/k/a Focus Development Limited) and Apex Twinkle Limited, dated May 7, 2020 (the “Referral Agreement”).

In addition, the Company is currently targeting raising a $35,000,000 PIPE Financing which will close contemporaneously with the Business Combination. As soon as the subscription agreements for at least 3,500,000 shares of the Post-Combination Company to be sold and issued to the PIPE investors (the “PIPE Shares,” the exact number of which is subject to change based on the final amount subscribed by the PIPE investors) are executed by the PIPE investors (the “Subscription Agreements”) irrevocably binding these PIPE investors to purchase the securities so that there is no further investment decision, the Company plans to also register for resale of these PIPE Shares in the same S-1 registration statement.

Finally, from time to time since its inception, the Company has received from AGBA Holding Limited, its Sponsor working capital loans and extension loans in the form of interest-free convertible promissory notes (the “Promissory Notes”). The aggregate amount of these Promissory Notes is approximately $6.67 million (including an anticipated final extension loan payment to be made on or before August 16, 2022 in order to extend the date by which AGBA must complete its initial business combination from August 16, 2022 to November 16, 2022). The Sponsor may convert these Promissory Notes into 667,000 Private Units at a price of $10.00 per unit (the “Conversion Shares”). If the Company receives the Sponsor’s notice to convert these Promissory Notes into Private Units at the time of the Business Combination such that there is no further investment decision to be made by the Sponsor, the Company plans to also register for resale of these Conversion Shares in the same S-1 registration statement.

We note your disclosure at page ii that you intend to file a resale registration prior to closing. In your response, please address and provide an analysis of the timing of filing the resale registration statement you say you will file prior to closing, given it does not appear that the shares will be outstanding until the completion of the merger. We may have further comment when we review your response.

Response: Under Securities Act Sections Compliance and Disclosure Interpretations (“CD&I’s”) 134.01 and 139.11, the Staff formulated the factors necessary to allow parties to a private placement that has not yet closed to file a registration statement for such securities: the registration for resale of securities prior to their issuance is permitted if the company has completed a sale of the securities under Section 4(2) of the Securities Act to the investors and the investors are at market risk at the time of filing of the resale registration statement.

The determination of whether a sale has been completed under Section 4(2) prior to the filing of the resale registration statement does not hinge on the closing and issuance of the securities, but rather on the timing of the investment decision in the private offering, including whether commitments are in place from all investors (i.e., the investors are irrevocably bound to purchase the securities), subject only to the filing or effectiveness of the registration statement or conditions outside the control of the investors so that there is no further investment decision after the filing of the registration statement for the resale of the securities.

The Aggregate Stock Consideration represents shares to be issued as consideration of the Business Combination and will be issued pursuant to the Business Combination Agreement and is outside the control of the holder of the securities of TAG, including its ultimate beneficial shareholders who will receive the Aggregate Stock Consideration. Like the Aggregate Stock Consideration, the Advisory Shares will be issued at the closing of the Business Combination, and no further election need be made by the holder of the Advisory Shares prior to receiving them. Prior to registering for the resale of the PIPE Shares, the Subscription Agreements, and other documents in connection with the contemplated PIPE Financing will have been executed and the PIPE investors will have irrevocably committed to consummate the closing of the PIPE Financing contemporaneously with the closing of the Business Combination. Prior to registering for the resale of the Conversion Shares, the Sponsor will have submitted its irrevocable notice to convert all Promissory Notes into Private Units at the closing of the Business Combination, bearing the market risk of the investment and irrevocably bound to purchase a fixed number of securities at the time of the filing of the resale registration statement. There is no condition to closing within an investor’s control or that an investor can cause not to be satisfied, and the applicable purchase price is set and not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. In addition, the Company is obligated to issue all of the securities indicated above pursuant to various agreements.

The issuance at the closing of the Business Combination of (i) the Aggregate Stock Consideration pursuant to the Business Combination Agreement, (ii) the Advisory Shares pursuant to the Referral Agreement, (iii) the PIPE Shares pursuant to the Subscription Agreements, and (iv) the Conversion Shares pursuant to the Promissory Notes, all comply with the factors described above and therefore, the Company is permitted to file the resale registration statement prior to completion of the Business Combination.

2.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company has revised the disclosure on page 98 of the Amendment in response to the Staff’s comment.

3.	We note your response to our prior comment 4. Please explain how you intend to deploy the cash holdings post-merger. How much will be distributed down from the holding company to the subsidiaries to support operating activities (and to which subsidiaries specifically)?

Response: The Company intends to deploy 85% of the post-merger cash holdings to support the TAG Business’s operating activities, and the remaining 15% shall be utilized for the Company’s expenses related to the merger.

The 85% cash that is allotted to support the TAG Business’s operating activities will be distributed down to the respective subsidiaries as follows:

1) OWM - 40%

2) OAM - 25%

3) HKCC - 20%

4) OCL - 5%

The Company has conducted a preliminary analysis of the expected impact of these cash contributions on the Company’s Forty Percent Test (as defined in the Company’s prior response letter dated May 20, 2022) which indicates that the Company’s status as being outside the definition of an investment company would be unchanged by the cash contributions.

Letter to Shareholders, page i

4.	We note your response to our prior comment 9 and reissue in part. Please also disclose here, similar to your disclosure at page 60, that the HFCA Act states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit its securities from being traded on a national securities exchange or over-the-counter trading market in the U.S. Also disclose that this time period may be reduced to two consecutive years if proposed changes to the law from the Accelerating Holding Foreign Companies Accountable Act are enacted.

Response: The Company has revised the disclosure on the Letter to Shareholders in the Amendment in response to the Staff’s comment.

Summary of the Proxy Statement

PRC Law and Regulation, page 39

5.	We note your response to our prior comment 11 and reissue in part. We note your discussion relating to applicability of PRC laws to you. If you relied on the advice of counsel in making this determination, please clarify this.

Response: The Company has revised the disclosure on pages iv, 11, 40, 41, 62, 68 and 196 of the Amendment in response to the Staff’s comment.

Risk Factors

Although not currently subject, the TAG Business may become subject to the PRC laws and regulations, page 61

6.	We note your response to our prior comment 15 and reissue in part. We note your disclosure regarding the extent you believe that TAG is compliant with the regulations or policies that have been issued by the CAC to date and that TAG relied on the advice of counsel in this area. Please revise to disclose that you relied on the advice of your PRC counsel.

Response: The Company has revised the disclosure on pages iv, 11, 40, 41, 62, 68 and 196 of the Amendment in response to the Staff’s comment.

Redemption Rights, page 112

7.	We note your response to prior comment 18. We note on page 15 that holders of issued and outstanding units must elect to separate the units into the underlying public shares, public warrants, and public rights prior to exercising redemption rights with respect to the public shares and all outstanding public warrants will continue to be outstanding notwithstanding the actual redemptions. Please revise your redeemable pro forma book value per share based on 61,412,500 number of possible shares consistent with your pro forma weighted average shares calculation on page 175 assuming the maximum redemption and update the related disclosure that both public and private warrants are excluded from pro forma weighted shares outstanding since they are anti-dilutive. Additionally, update the related Redemption Rights disclosure in the Summary of the Proxy Statement on page 34.

Response: The Company has revised the disclosure on pages 34 and 113 of the Amendment in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 167

8.	We note your response to prior comment 20. Please update the maximum redemption shares in Scenario 3 to 3,646,607 on page 167 consistent with your disclosure for Scenario 3 on page 173.

Response: The Company has revised the disclosure on pages 167 of the Amendment in response to the Staff’s comment.

Information about the TAG Business

The TAG Business’s People, page 190

9.	Please update to disclose the number of employees as of March 31, 2022.

Response: The Company has revised the disclosure on pages 190 of the Amendment in response to the Staff’s comment.

Liquidity and Capital Resources, page 228

10.	We note your response to prior comment 31. Please address the following:

●	clarify that in 2021 the TAG Business achieved profitability, not commencing in 2021 since the business incurred a net loss for the period ending March 31, 2022;

Response: The Company has revised the disclosure on pages 228 of the Amendment in response to the Staff’s comment.

●	reconcile the activity discussed in cash flows from investing activities on page 231 to activity disclosed in the year-over-year changes in non-current assets on page 216;

Response: The Company has revised the disclosure on pages 228 of the Amendment in response to the Staff’s comment.

●	revise your disclosures on pages 228 and 232 and of TAG Business cash balance of $12.8 million as of March 31, 2022 to provide the following:

o	revise to quantify and explain the difference between the $12.8 million cash for working capital disclosed on those pages, the $16.7 million unrestricted cash on the balance sheet on page F-52, and your $0.6 million working capital deficit at March 31, 2022;

Response: The Company has revised the disclosure on pages 228 of the Amendment in response to the Staff’s comment.

o	revise to quantify separately the dividend distribution, investment purchases and any other items that comprised the change from $38.6 million at December 31, 2021 to $12.8 million at March 31, 2022;

Response: The Company has revised the disclosure on pages 228 of the Amendment in response to the Staff’s comment.

●	revise your disclosure on page 230 to clarify that cash, cash equivalents and restricted cash of $16,720,706, $38,595,610 and $17,481,813 at March 31, 2022, December 31, 2021 and December 31, 2020, respectively, excludes restricted cash; and

Response: The Company has revised the disclosure on pages 230 of the Amendment in response to the Staff’s comment.

●	revise the working capital on page 230 to present a surplus at December 31, 2021.

Response: The Company has revised the disclosure on pages 230 of the Amendment in response to the Staff’s comment.

11.	Please disclose, if true, that restricted cash is available to satisfy the escrow liabilities presented in your contractual obligations table of $36.2 million.

Response: The Company has revised the disclosure on pages 233 of the Amendment in response to the Staff’s comment.

AGBA Acquisition Limited

Note 1 - Organization and Business Background

Liquidation and going concern, page F-8

12.	We note your revised disclosures on pages F-8 and F-17 that you have until August 16, 2022 to consummate a business combination, which can be further extended to November 14, 2022 upon the tenth extension. We also note the November 14, 2022 granted listing extension date in your new Nasdaq delisting risk factor on page 90. However, as the date of the tenth extension is disclosed elsewhere in the filing as November 16, 2022, and this completion is part of your going concern in your audit report on page F-25, please revise to clarify the correct date throughout the filing.

Response: The Company has revised the disclosure on pages 98, F-8, F-9 and F-17 of the Amendment to reflect that November 16, 2022 is the outside date to complete a business combination in response to the Staff’s comment. November 14, 2022 is the date by which the Company must complete a business combination or risk being delisted by Nasdaq.

OnePlatform Holdings Limited and TAG Asia Capital Holdings Limited

Unaudited Condensed Combined Statements of Cash Flows, page F-55

13.

We note your response to prior comment 34. For the period ending March 31, 2022, please reconcile cash flows from investing activities for purchase of property and equipment of $864,542 and payment of earnest deposit Shareholder of $7,849,676, cash flows from financing activities advances from the Shareholder of $2,912,956 and noncash investing purchase of property and equipment of $7,205,118 to the related activity in Note 9. Property and Equipment which reflects an increase in land and building of $5,963,258, Note 12. Related Party Balance and Transactions, Due to the Shareholder of $838,545, Purchase of office building from the Shareholder of $5,995,249 and increase in earnest deposit, the Shareholder of $661,673. Refer to ASC 230-10-45.

Response: See below for the movements of property and equipment, earnest deposit and amount due from (to) Shareholder:-

Note 1: Movement of Property and Equipment:		US$	Reference to financial statements

Balance of Property and Equipment as of 2021.12.31		1,653,458	Per footnote 9

Investing activities per Unaudited Condensed Combined Cash Flow Statement:

- Purchase of property and equipment	#	864,542	Per cashflow statement
- Purchase of property and equipment, through earnest deposit (non-cash)	#	7,205,118	Per cashflow statement/Note 2

Accumulated depreciation on office premises from the Shareholder for years from 2016 to 2021 (non-cash)	#	(2,074,411)	Per note 3

Depreciation on Property and Equipment for the period		(96,679)	Per footnote 9

Effect on exchange rate change		(23,870)

Balance of Property and Equipment as of 2022.3.31		7,528,158	Per footnote 9

Purchase of office building from the Shareholder	sum of #	5,995,249	Per footnote 12
Add: effect on exchange rate change		(31,991)
An increase in land and building of property and equipment		5,963,258	Per footnote 9

Note 2: Movement of Earnest Deposit, the Shareholder		US$

Balance as of 2021.12.31	(a)	7,182,131	Per balance sheet

Transfer of earnest deposit against the purchase of office		(7,205,118)	Note 1
Addition of earnest deposit for additional investment		7,849,676	Per cashflow statement
Effect on exchange rate change		17,115

Balance as of 2022.3.31	(b)	7,843,804	Per balance sheet

An increase in earnest deposit, the Shareholder	(b)-(a)	661,673

Note 3: Movement of Due from (to) the Shareholder:	US$

Balance as of 2021.12.31	29,562,195	Per balance sheet

- Distribution of special dividend to the Shareholder	(47,000,000)	Per footnote 12

Financing activities per Unaudited Condensed Combined Cash Flow Statements:
- Dividend paid to the Shareholder (cash)	17,437,805	Per cash flows
- Advances from the Shareholder	(2,912,956)	Per cash flows

Accumulated depreciation on office premises purchased from the Shareholder for years from 2016 to 2021 (non-cash)	2,074,411	Note 1

Balance as of 2022.3.31	(838,545)	Per balance sheet

Note 8. Short-term and Long-term Investments, net, page F-111

14.	We note your responses to prior comments 35 and 36. Please revise the footnote on page F-111 and disclosure on page F-112 to reflect, consistent with your fair value measurement disclosures on page F-104, that during the year ended December 31, 2021, Investment C was transferred into Level 1 from Level 3 as a result of its listing and trading on the Nasdaq Stock Exchange in March 2021.

Response: The Company has revised the disclosure on pages F-111 and F-112 of the Amendment in response to the Staff’s comment.

Note 12. Income Taxes, page F-114

15.	We note your response to comment 37. You disclose that as of December 31, 2021 you had $15.1 million of cumulative net operating losses which can be carried forward to offset future taxable income. Please enhance your disclosure to explain why you did not utilize net operating losses in 2021 to offset taxable income, including the applicability of cumulative net operating losses. Refer to ASC 740-10-50.

Response: The Company has enhanced the disclosure on pages F-115 of the Amendment in response to the Staff’s comment.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb and Loeb LLP
Loeb and Loeb LLP

cc: Gordon Lee